Item 77D

      Effective May 1, 2008, the investment objective of each series of Columbia Acorn Trust (the "Trust") is to seek long-term capital appreciation. Prior to May 1, 2008, the investment objective of each series of the Trust, except for Columbia Thermostat Fund, was to seek long-term growth of capital. The investment objective of Columbia Thermostat Fund prior to May 1, 2008 was to provide long-term total return.

      Effective May 1, 2008, each series of the Trust whose investments are limited to companies within a certain market capitalization range at the time of investment, must invest the majority of its assets in such companies, as specified in its prospectus.

      Effective May 1, 2008, the principal investment strategies of Columbia Acorn International Select were revised by (i) changing the Fund's principal investment strategy market capitalization range from "$2-25 billion" to "under $25 billion,"
(ii) changing its limitation on investments in securities of U.S. issuers from 15% to 25% of total assets and (iii) eliminating its 15% limitation on investments in securities of emerging market countries. Also effective May 1, 2008, a non-fundamental policy was added limiting Columbia Acorn International Select's investments in domestic securities to 25% of its total assets.

      Effective May 1, 2008, Columbia Acorn Fund's non-fundamental policy regarding pledges, mortgages and hypothecations of its assets was changed to reflect the Fund's fundamental policy against pledging, mortgaging or hypothecating its assets, even in connection with permitted borrowings or in connection with short sales, options, futures and options on futures.

      These changes did not require shareholder approval and were incorporated into the amendment to Trust's registration statement filed with the Commission on April 29, 2008.


Item 77E

	I. Vogeler v. Columbia Acorn Trust, et al., No. 03 L 1550, Circuit Court,Third Judicial Circuit, Madison County, Ill.

	On November 13, 2003, the above-captioned lawsuit was filed against Columbia Acorn Trust ("CAT") and Columbia Wanger Asset Management, L.P. ("CWAM"), in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois ("Madison County"), seeking certification of a plaintiff class consisting of all persons in the United States who held shares in Columbia Acorn International ("Acorn International") for a period of more than 14 days during the five years prior to and through the filing of the lawsuit.


	The Vogeler complaint is pleaded in two counts and alleges, in summary, that CWAM and CAT exposed long-term shareholders of Acorn International to trading by market timers by allegedly: (a) failing to properly evaluate daily whether a significant event affecting the value of Acorn International's portfolio securities had occurred after foreign markets had closed but before the calculation of Acorn International's net asset value ("NAV"); (b) failing to implement
Acorn International's portfolio valuation and share pricing policies and procedures; (c) allowing portfolio valuation and share pricing policies and procedures that benefited market timers at the expense of long-term shareholders; and (d) failing to know and implement applicable rules and regulations concerning the calculation of NAV. Count I of the Complaint alleges that the defendants breached duties of care owed to Acorn International shareholders, and Count II alleges that the asserted breaches were willful and wanton. Both counts of the Complaint seek unspecified compensatory and punitive damages, prejudgment interest, costs and attorneys' fees.

	On December 12, 2003, the defendants removed the Vogeler case to the United States District Court for the Southern District of Illinois, Case No. 03-cv-843. On February 12, 2004, the federal district court remanded the case back to the Illinois state court in Madison County.
The defendants filed a timely appeal of the remand order.

	On April 5, 2005 the United States Court of Appeals for the Seventh Circuit (the "Seventh Circuit") issued an Opinion in several "fair value pricing" cases, including Vogeler. The Seventh Circuit reversed the federal district courts' remand of those cases to state court, holding that the plaintiffs' state law claims were preempted by federal law under the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). The Seventh Circuit remanded the cases, including Vogeler, to the district courts with instructions to "undo" the remand orders and dismiss the plaintiffs' complaints with prejudice. Plaintiffs subsequently filed a motion with the district court to amend the Vogeler complaint to "plead around" the Seventh Circuit's federal preemption ruling. However, consistent with the mandate, the federal district court denied plaintiffs' motion to amend and dismissed the Vogeler complaint with prejudice.

	Plaintiffs then filed a writ of certiorari with the United
States Supreme Court seeking to appeal the Seventh Circuit's decision.
The writ challenged whether the district court's remand of the case to state court was reviewable by the Seventh Circuit on appeal (the "jurisdictional issue") and whether plaintiffs' claims were federally preempted under SLUSA because they alleged misconduct "in connection with the purchase or sale of securities" (the "substantive issue"). The Seventh Circuit's decision of SLUSA preclusion created a conflict with the Second Circuit's decision in Merrill Lynch, Pierce, Fenner & Smith, Inc. v.
Dabit ("Dabit").

	On January 6, 2006, the Supreme Court granted review of the appellate jurisdiction issue and, given the pendency of the Dabit appeal, held the appeal of the substantive SLUSA preclusion issue. On June 15, 2006, the Supreme Court held that the Seventh Circuit did not have appellate jurisdiction to review the district court's remand order, and remanded the case to the Seventh Circuit which, in turn, dismissed the appeals and remanded the case to state court.

	The parties have entered into an agreement in principle to settle all claims against the Columbia Defendants, including CAT and CWAM, which must be approved by the Court. The terms and provisions of the proposed agreement are confidential. In light of the agreement in principle, the state court has stayed all proceedings in the Vogeler case.



	II.  Cohen v. FleetBoston Financial Corporation, et al.,
             No. 04-cv-11704, U.S. Dist. Ct. Mass.; Osburn v. FleetBoston Financial Corporation, et al., No. 04-cv-11750, U.S. Dist. Ct. Mass.; Simmonds, et al. v. FleetBoston Financial Corporation, et al., No. 04-cv-11953, U.S. Dist. Ct. Mass.; Slicker v. FleetBoston Financial Corporation, et al., No. 04-cv-11760, U.S. Dist. Ct. Mass.

	Four lawsuits filed in the United States District Court for the District of Massachusetts are hybrid class and derivative actions naming, among others, the various series of CAT (the "Funds") as "nominal defendants," and the CAT Trustees as defendants. Those cases were later consolidated in the Massachusetts federal district court under the caption In re: Columbia Entities Litigation, Case No. 04-cv-11704, and a consolidated amended complaint was filed. The consolidated amended complaint alleges that the various investment advisers within Columbia Management Group utilized Fund assets to pay broker-dealers to recommend and sell the Funds in preference to other mutual funds, thereby increasing the assets under management and resultant fees to CWAM and affiliated advisors.

	The class claims assert violations of Sections 34(a), 36(a), 36(b) and 48(a) of the Investment Company Act of 1940 ("ICA"), and for common law breach of fiduciary duty and unjust enrichment. The derivative claim alleges a violation of Sections 206 and 215 of the Investment Advisers Act of 1940 ("IAA"). Plaintiffs seek recovery of compensatory and punitive damages, rescission of CWAM's contract with the Funds and recovery of all fees paid to CWAM by the Funds, as well as attorneys' fees and costs.

	Defendants filed a motion to dismiss the consolidated amended compliant. On November 30, 2005, the federal district court granted the motion and dismissed all the claims against all parties. Plaintiffs timely filed a notice of appeal to the United States Court of Appeals for the First Circuit on December 29, 2005. A stipulation and settlement agreement dated January 19, 2007 was filed in the First Circuit on February 14, 2007, with a joint stipulation of dismissal and motion for remand to obtain district court approval of the settlement. That joint motion was granted and the appeal was dismissed. On March 6, 2007, the case was remanded to the federal district court. The settlement, approved by the federal district court on September 18, 2007, became effective October 19, 2007. Pursuant to the settlement, CWAM and/or its affiliates made certain payments, including plaintiffs' attorneys' fees and costs of notice to class members.

	III. In re: Mutual Funds Investment Litigation, No. 04-MDL-1586; U.S. Dist. Ct. Md.

	Commencing in late 2003, several class action and derivative lawsuits were filed in federal district courts naming, among others, CAT and the Trustees of CAT, challenging the existence of consensual market timing arrangements, frequent trading and late trading. In September 2003, motions were filed by various mutual fund defendants seeking to centralize or consolidate all actions filed in federal district courts involving market timing-related allegations into one multidistrict ("MDL") proceeding. On February 20, 2004, an Order was entered transferring all federal district court cases involving market timing-related allegations to the United States District Court for the District of Maryland.

	On September 29, 2004, plaintiffs in the class action track filed a consolidated amended class action complaint in the Multi-District Litigation styled Dukes, et al. v. Columbia Acorn Funds, et al., Case No. 04-cv-01763, which names as defendants CAT, and Ralph Wanger and Charles McQuaid as interested Trustees of CAT. The independent CAT Trustees are not named as defendants (although certain independent trustees of the Columbia Funds trusts are named). Also on September 29, 2004, plaintiffs in the derivative actions brought on behalf of shareholders in numerous fund complexes filed a consolidated amended derivative action complaint styled Slaybe, et al. v. Columbia Management Advisers, Inc., et al., Case No. 04-cv-1768, which names CAT and Columbia Acorn Fund as "nominal defendants" and the ten CAT Trustees as defendants. Judge J. Frederick Motz is assigned to the Columbia track. Defendants filed motions to dismiss the consolidated amended class action and derivative action complaints. Ultimately, Judge Motz issued Orders dismissing all claims against the Funds and the independent trustees.

	As indicated in Section I above, the parties reached an agreement in principle to settle all claims against the Columbia Defendants, including the Funds and the CAT Trustees, which was memorialized in a term sheet. The terms and provisions of the proposed agreement are confidential. In light of the agreement in principle, Judge Motz has stayed these proceedings against the Columbia Defendants.

	On September 14, 2007, the plaintiffs and the defendants named in these proceedings entered into a formal stipulation of settlement with respect to all claims against the Columbia Defendants. The settlement is subject to approval by the Court.

	IV. Delaventura v. Columbia Acorn Trust, et al., Superior Court, Commonwealth of Mass., Case No. 05-1093

	On March 21, 2005, a one-count breach of contract class action complaint was filed against several of the Columbia Registrants, including
CAT, seeking to rescind the Contingent Deferred Sales Charges assessed upon redemption of Class B shares of Columbia mutual funds due to the alleged market timing "misconduct" of defendants. The Trustees are not named as defendants. In addition to the rescission of sales charges, plaintiffs seek recovery of actual damages, attorneys' fees and costs.

	On April 20, 2005, the defendants removed the case to the United States District Court for the District of Massachusetts. CAT was voluntarily dismissed from the complaint by plaintiffs.

	As discussed in preceding sections, the parties entered into an agreement in principle to settle all claims against the Columbia defendants, including the Deleventue case, subject to approval by the Court. The terms and provisions of the proposed agreement are confidential and the litigation has been stayed.